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                            June 26, 2020

       Kevin L. Thompson
       Chief Financial Officer
       First Foundation Inc.
       18101 Von Karman Avenue
       Suite 700
       Irvine, CA 92612

                                                        Re: First Foundation
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 23, 2020
                                                            File No. 333-239396

       Dear Mr. Thompson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance